Exhibit 99.1

Telesat Reports Results for the Third Quarter Ended September 30, 2012

OTTAWA, CANADA, November 1, 2012 - Telesat Holdings Inc. (Telesat) today announced its financial results for the three and nine month periods ended September 30, 2012. All amounts are in Canadian dollars and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the three month period ended September 30, 2012, Telesat reported consolidated revenues of $220 million, an increase of approximately 10% ($19 million) compared to the same period in 2011. When adjusted for foreign exchange rate changes over the period, revenue increased by 9% ($17 million) compared to the same period in 2011. For the nine month period ended September 30, 2012, consolidated revenues were $618 million, an increase of approximately 2% ($14 million) compared to the same period in 2011. When adjusted for foreign exchange rate changes, revenues increased by 1% ($8 million) compared to the same period in 2011. Telesat experienced meaningful revenue growth, relative to the third quarter of last year, principally as a result of the successful deployment of its Nimiq 6 satellite in the second quarter of 2012 and the beginning of commercial service of the Canadian payload on the ViaSat-1 satellite in December of 2011.

Adjusted EBITDA1 for the third quarter of 2012 was $175 million, an increase of 13% ($20 million) compared to the third quarter of 2011 and an increase of 12% ($19 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 was 80% for the third quarter compared to 77% for the same period in 2011. For the nine month period ended September 30, 2012, Adjusted EBITDA was $484 million, an increase of 4% ($17 million) over the same period of 2011 and an increase of 3% ($13 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin for the first nine months of 2012 was 78% compared to 77% for the same period in 2011.

Telesat reported net income of $115 million in the third quarter compared to a net loss of $141 million for the same period in 2011. The favorable variation in net income was principally the result of a gain on foreign exchange which was primarily due to the weakening of the U.S. dollar relative to the Canadian dollar during the quarter and its effect on the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars. The favorable variations were partially offset by losses recognized on changes in the fair value of derivative instruments. The net loss was $29 million for the first nine months of 2012 compared to a net loss of $5 million for the same period in 2011.

“I am very pleased with our strong performance in the third quarter and first nine months of this year,” commented Dan Goldberg, Telesat’s President and CEO. “Compared to the third quarter last year, we experienced meaningful growth in revenue and Adjusted EBITDA as well as continued expansion of our Adjusted EBITDA margin. In addition to the favorable financial performance, we completed construction of the Anik G1 satellite, which we expect to launch early next year and which has considerable expansion capacity that already is under long term contract with blue chip customers. In light of the expansion capacity that we have recently brought on line, the anticipated near term launch of Anik G1, and our industry-leading contractual backlog, we remain well positioned to achieve continued growth going forward.”

Business Highlights

•	At September 30, 2012:

o	Telesat had contracted backlog for future services of approximately $5.2 billion.

o	Fleet utilization was 91% for Telesat’s North American fleet and 82% for Telesat’s international fleet.

•	Telesat completed the construction of the Anik G1 satellite, which is expected to be launched in early 2013. Anik G1’s 16 extended Ku-band transponders have been contracted for 15 years to Shaw Direct for DTH services in Canada. Telesat also has entered into a 15 year contract with Paradigm Services for the full X-band payload of three transponders for government services. In addition, Anik G1 will double Telesat’s existing capacity in South America from the 107.3 degree West orbital location.

•	On March 28, 2012, Telesat declared a special cash distribution to its shareholders, as a reduction in stated value, in the amount of $656 million. Approximately $586 million of the distribution was paid in the first quarter while the remaining $70 million was paid in early July 2012.

•	On July 25, 2012, Public Sector Pension Investment Board (‘‘PSP’’) delivered a notice to Telesat Holdings Inc. and Loral Space & Communications Inc. exercising its right to require Telesat Holdings Inc. to conduct an initial public offering. There can be no assurance as to whether, when or on what terms an initial public offering of Telesat Holdings Inc.’s equity may occur.

•	On October 24, 2012, Telesat, together with Telesat LLC, launched an offering for an additional U.S. $200 million of 6% senior notes due 2017. Telesat has used the net proceeds from the offering to fund the repayment of certain indebtedness owed to its principal shareholders, including accrued and unpaid interest thereon and for general corporate purposes. The additional senior notes were offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act and, outside the United States, only to non-U.S. investors pursuant to Regulation S.

Telesat’s report on Form 6-K for the quarter ended September 30, 2012 has been filed with the U.S. Securities and Exchange Commission and may be accessed on the SEC’s website at www.sec.gov.

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Telesat has scheduled a conference call on Thursday, November 1, 2012 at 10:30 a.m. ET to discuss its financial results for the three and nine month periods ended September 30, 2012 and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (877) 240-9772. Callers outside of North America should dial +1 (416) 340-8530. The access code is 4126503. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on November 1, 2012 until 11:59 p.m. ET on November 14, 2012. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 2105458 followed by the number sign (#).

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-IFRS financial measures, as described in the End Notes section of this release. For information reconciling non-IFRS financial measures to the most comparable IFRS financial measures, please see the consolidated financial information below.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the possibility of Telesat or its shareholders conducting an initial public offering transaction. When used in this news release, the words “expect”, “will”, “would”, “well positioned to” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the United States Securities and Exchange Commission (SEC) on February 22, 2012 as well as Telesat Canada’s other filings with the SEC, which can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

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About Telesat (www.telesat.com)

Telesat is a leading global fixed satellite services operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 13 satellites and the Canadian payload on ViaSat-1, plus one satellite awaiting launch. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

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Telesat Holdings Inc.

Condensed Consolidated Statements of Income

For the period ended September 30

	Three months		Nine months
(in thousands of Canadian dollars) (unaudited)	2012	2011	2012	2011
Revenue	219,544	200,422	617,715	603,622
Operating expenses	(49,336)	(46,677)	(184,782)	(139,147)
	170,208	153,745	432,933	464,475
Depreciation	(54,530)	(49,968)	(155,569)	(148,151)
Amortization	(9,095)	(10,255)	(27,347)	(30,757)
Other operating losses, net	(54)	(98)	(130)	(844)
Operating income	106,529	93,424	249,887	284,723

Interest expense	(60,102)	(57,441)	(177,432)	(169,986)
Loss on refinancing	-	-	(76,052)	-
Interest and other income	176	255	1,147	1,419
(Loss) gain on changes in fair value of financial instruments	(11,534)	74,121	(100,551)	59,546
Gain (loss) on foreign exchange	93,602	(249,073)	98,629	(157,322)
Income (loss) income before tax	128,671	(138,714)	(4,372)	18,380
Tax expense	(13,689)	(2,519)	(24,548)	(22,923)
Net income (loss)	114,982	(141,233)	(28,920)	(4,543)

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Telesat Holdings Inc.

Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	September 30, 2012	December 31, 2011
Assets
Cash and cash equivalents	142,799	277,962
Trade and other receivables	45,562	46,789
Other current financial assets	6,715	7,010
Prepaid expenses and other current assets	28,194	22,126
Total current assets	223,270	353,887
Satellites, property and other equipment	2,141,847	2,151,915
Other long-term financial assets	102,831	142,408
Other long-term assets	5,420	5,536
Intangible assets	866,177	896,078
Goodwill	2,446,603	2,446,603
Total assets	5,786,148	5,996,427

Liabilities
Trade and other payables	34,413	45,156
Other current financial liabilities	120,401	82,988
Other current liabilities	78,243	67,877
Current indebtedness	24,368	86,495
Total current liabilities	257,425	282,516
Long-term indebtedness	3,156,983	2,748,131
Deferred tax liabilities	475,048	451,896
Other long-term financial liabilities	329,322	259,783
Other long-term liabilities	418,799	422,502
Senior preferred shares	-	141,435
Promissory note	144,567	-
Total liabilities	4,782,144	4,306,263

Shareholders' Equity
Share capital	641,632	1,298,178
Accumulated earnings	341,074	369,992
Reserves	21,298	21,994
Total shareholders' equity	1,004,004	1,690,164
Total liabilities and shareholders' equity	5,786,148	5,996,427

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Telesat Holdings Inc.

Condensed Statements of Cash Flows

For the nine months ended September 30

(in thousands of Canadian dollars) (unaudited)	2012	2011
Cash flows from operating activities
Net loss	(28,920)	(4,543)
Adjustments to reconcile net loss to cash flows from operating activities:
Amortization and depreciation	182,916	178,908
Deferred tax expense	26,546	21,365
Unrealized foreign exchange (gain) loss	(106,991)	150,989
Non-cash loss (gain) on derivatives	100,551	(49,653)
Dividends on senior preferred shares	-	7,397
Share-based compensation	898	1,990
Loss on disposal of assets	130	844
Loss on refinancing	76,052	-
Other	(36,059)	(21,908)
Customer prepayments on future satellite services	40,345	43,906
Insurance proceeds	314	10,666
Operating assets and liabilities	25,246	21,091
Net cash from operating activities	281,028	361,052
Cash flows used in investing activities
Satellite programs	(158,270)	(287,086)
Purchase of other property and equipment	(6,353)	(14,364)
Purchase of intangible assets	(166)	(12,618)
Proceeds from sale of assets	45	108
Net cash used in investing activities	(164,744)	(313,960)
Cash flows used in financing activities
Proceeds from indebtedness	3,099,658	-
Proceeds from issue of promissory note	145,466	-
Repayment of indebtedness	(2,606,494)	(63,896)
Repayment of senior preferred shares	(141,435)	-
Payment of premium on early retirement of indebtedness	(39,444)	-
Payment of debt issue costs	(48,984)	-
Return of capital to shareholders	(656,546)	-
Satellite performance incentive payments	(2,727)	(4,866)
Net cash used in financing activities	(250,506)	(68,762)

Effect of changes in exchange rates on cash and cash equivalents	(941)	(623)
Decrease in cash and cash equivalents	(135,163)	(22,293)
Cash and cash equivalents, beginning of period	277,962	220,295
Cash and cash equivalents, end of period	142,799	198,002

Supplemental disclosure of cash flow information
Interest received	902	1,535
Interest paid	170,604	149,842
Income taxes paid	3,045	2,098

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The following table reconciles Telesat’s net income (loss) to Telesat’s Adjusted EBITDA1 and presents Telesat’s Adjusted EBITDA margin1:

	Three months		Nine months
(in thousands of Canadian dollars) (unaudited)	2012	2011	2012	2011
Net income (loss)	114,982	(141,233)	(28,920)	(4,543)
Tax expense	13,689	2,519	24,548	22,923
Loss (gain) on changes in fair value of financial instruments	11,534	(74,121)	100,551	(59,546)
Loss (gain) on foreign exchange	(93,602)	249,073	(98,629)	157,322
Interest and other income	(176)	(255)	(1,147)	(1,419)
Loss on refinancing	-	-	76,052	-
Interest expense	60,102	57,441	177,432	169,986
Depreciation	54,530	49,968	155,569	148,151
Amortization	9,095	10,255	27,347	30,757
Other operating losses, net	54	98	130	844
Special compensation and benefit expense for executives, employees and independent Directors	4,181	-	48,825	-
Non-recurring professional fees associated with the refinancing	-	-	848	-
Non-cash expense related to share-based compensation	299	664	898	1,990
Adjusted EBITDA	174,688	154,409	483,504	466,465

Revenue	219,544	200,422	617,715	603,622

Adjusted EBITDA Margin	79.6%	77.0%	78.3%	77.3%

End Notes

1      The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including making adjustments to operating expenses for share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating loss/income before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

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